ASM International N.V.

Contact:	Naud van der Ven,	+ 31 30 229 85 40
	Mary Jo Dieckhaus,	+ 1 212 986 29 00

ASM INTERNATIONAL REPORTS

2006 FIRST QUARTER OPERATING RESULTS

•	First quarter of 2006 net sales of € 206.5 million, up 53% from the first quarter of 2005 and down 12% from the fourth quarter of 2005.

•	After charges for impairment and restructuring of € 5.4 million, net earnings of the first quarter of 2006 was € 2.6 million or € 0.05 diluted net earnings per share, as compared to a net loss of € 7.2 million or € 0.14 diluted net loss per share for the first quarter of 2005 and a net loss of € 27.2 million or € 0.52 diluted net loss per share (after charges for impairment and restructuring of € 43.8 million) for the fourth quarter of 2005.

•	First quarter of 2006 gross profit margin of 38.1%, up 3.4 percentage points from the fourth quarter of 2005.

•	First quarter bookings of € 243.1 million, up 5% from the fourth quarter of 2005.

•	Quarter-end backlog of € 258.5 million, up 16% from the fourth quarter of 2005.

BILTHOVEN, THE NETHERLANDS, April 26, 2006 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its 2006 first quarter operating results. These operating results have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

“In line with our earlier guidance, first quarter 2006 total sales came in at a solid level. In addition, we completed the downsizing of our ASM NuTool operation in this quarter. Excluding restructuring charges related to ASM NuTool, net earnings was € 8.0 million, or € 0.15 per share,” commented Arthur del Prado, president and chief executive officer of ASMI. “The fact that bookings in the first quarter of 2006 grew sequentially for both wafer processing and assembly and packaging equipment, following a very strong order intake in the fourth quarter of 2005, supports our optimism that ASMI will continue to benefit from the forecasted healthy rate of customer capital spending in 2006.”

Impairment and Restructuring

With respect to the restructuring of ASM NuTool, we have recognized in the first quarter of 2006 charges in the amount of € 5.4 million for, amongst others, operational lease obligations and settlement charges with former NuTool shareholders. Approximately € 3.0 million was paid in our common shares, € 0.8 million is non cash and the remainder of approximately € 1.6 million will be paid in cash.

The following table compares the operating performance for the first quarter of 2006 with the fourth quarter of 2005 and the first quarter of 2005:

(euro million)	Q1 2005	Q4 2005	Q1 2006	% Change Q4 2005 to Q1 2006	% Change Q1 2005 to Q1 2006
Net sales	134.7	234.0	206.5	(12)%	53%
Gross profit	45.9	81.2	78.6	(3)%	71%
Gross profit margin	34.1%	34.7%	38.1%	3.4 (1)	4.	0(1)
Selling, general and administrative expenses	(23.8)	(26.7)	(35.8)	34%	50%
Research and development expenses	(20.9)	(32.2)	(21.8)	(32)%	4%
Amortization of other intangible assets	(0.4)	(0.5)	(0.2)	(66)%	(52)%
Impairment of goodwill	—	(31.0)	—	na	na

Earnings from operations	0.8	(9.2)	20.8	na	2,464%

Net earnings (loss)	(7.2)	(27.2)	2.6	na	na

Diluted net earnings (loss) per share	(0.14)	(0.52)	0.05	na	na

New orders	150.0	232.3	243.1	5%	62%
Backlog at end of period	202.1	221.9	258.5	16%	28%

(1)	Percentage points change.

The following table shows the reconciliation between operating performance and operating performance excluding impairment and restructuring charges:

(euro million)	Q4 2005	Impairment and restructuring charges	Q4 2005 excluding impairment and restructuring charges	Q1 2006	Impairment and restructuring charges	Q1 2006 excluding impairment and restructuring charges
Net sales	234.0	—	234.0	206.5	—	206.5
Gross profit	81.2	4.5	85.7	78.6	—	78.6
Gross profit margin %	34.7%	2.0%	36.7%	38.1%	—	38.1%
Selling, general and administrative expenses	(26.7)	0.1	(26.6)	(35.8)	5.4	(30.4)
Research and development expenses	(32.2)	7.6	(24.6)	(21.8)	—	(21.8)
Amortization of other intangible assets	(0.5)	—	(0.5)	(0.2)	—	(0.2)
Impairment of goodwill	(31.0)	(31.0)	—	—	—	—

Earnings from operations	(9.2)	43.2	34.0	20.8	5.4	26.2

Net earnings (loss)	(27.2)	43.8	16.6	2.6	5.4	8.0

Diluted net earnings (loss) per share	(0.52)	0.84	0.32	0.05	0.10	0.15

Impairment and restructuring charges were recorded in our Front-end segment.

Operating performance excluding impairment and restructuring charges is a non-GAAP financial measure. We believe it is a relevant measure as it provides a clear comparison of our operating performance between periods. Operating performance excluding impairment and restructuring charges, as defined by us, may not be comparable to similar titled measures reported by others. It should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with US GAAP.

The following table shows the operating performance for the first quarter of 2006 as compared to the operating performance for the fourth quarter of 2005, both excluding impairment and restructuring charges, and the operating performance for the first quarter of 2005:

(euro millions)	Q1 2005	Q4 2005 excluding impairment and restructuring charges	Q1 2006 excluding impairment and restructuring charges	% Change Q4 2005 to Q1 2006		% Change Q1 2005 to Q1 2006
Net sales	134.7	234.0	206.5	(12)%		53%
Gross profit	45.9	85.7	78.6	(8)%		71%
Gross profit margin	34.1%	36.7%	38.1%	1.	4(1)	4.	0(1)
Selling, general and administrative expenses	(23.8)	(26.6)	(30.4)	14%		28%
Research and development expenses	(20.9)	(24.6)	(21.8)	(11)%		4%
Amortization of other intangible assets	(0.4)	(0.5)	(0.2)	(66)%		(52)%

Earnings from operations	0.8	34.0	26.2	(23)%		3,132%

Net earnings (loss)	(7.2)	16.6	8.0	(52)%		na

Diluted net earnings (loss) per share	(0.14)	0.32	0.15	(52)%		na

New orders	150.0	232.3	243.1	5%		62%
Backlog at end of period	202.1	221.9	258.5	16%		28%

(1)	Percentage points change.

The following analysis focuses on operating performance, excluding impairment and restructuring charges, for the first quarter of 2006 and the fourth quarter of 2005.

Net sales for the first quarter of 2006 were lower as compared to the fourth quarter of 2005, in wafer processing equipment (Front-end) and to a lesser extent in assembly and packaging equipment and materials (Back-end). This is in accordance with the outlook of the fourth quarter of 2005.

The strengthening of the US dollar and US dollar related currencies against the euro in the first quarter of 2006 as compared to the first quarter of 2005 impacted sales positively by 8%.

Gross Profit Margin amounted to 38.1% of net sales in the first quarter of 2006, 1.4 percentage points above the gross profit margin of 36.7% of net sales in the fourth quarter of 2005. The increase was caused by an increase in the proportion of net sales accounted for by the higher margin Back-end segment, increased margins in the Front-end segment and changes in the Front-end segment product mix. The gross profit margin in the first quarter of 2006 was 4.0 percentage points above the gross profit margin of 34.1% in the first quarter of 2005.

Selling, General and Administrative Expenses increased 14% from € 26.6 million in the fourth quarter of 2005 to € 30.4 million in the first quarter of 2006 and increased 28% from € 23.8 million in the first quarter of 2005. The increase was the result of increased sales and marketing activity, demo activity, and increased expenditures in preparing to meet requirements under section 404 of the Sarbanes-Oxley Act. In addition, the adoption of Statement of Financial Accounting Standards No. 123R “Share-Based Payment,” effective January 1, 2006, required us to recognize costs of employee stock options.

As a percentage of net sales, selling, general and administrative expenses were 15% in the first quarter of 2006 compared to 11% in the fourth quarter of 2005, and 18% in the first quarter of 2005.

Research and Development Expenses decreased 11% from € 24.6 million in the fourth quarter of 2005 to € 21.8 million in the first quarter of 2006 as a result of increased focus on research and development expenses and the restructuring of ASM NuTool. Research and development expenses increased 4% from € 20.9 million in the first quarter of 2005.

As a percentage of net sales, research and development expenses were 11% in the first quarter of 2006 and the fourth quarter of 2005, and 16% in the first quarter of 2005.

Earnings from Operations amounted to € 26.2 million in the first quarter of 2006 compared to € 34.0 million in the fourth quarter of 2005 and € 0.8 million in the first quarter of 2005. When compared to the fourth quarter of 2005 earnings from operations decreased in both the Company’s Front-end and Back-end segments.

Net Interest Expense was € 1.8 million in the first quarter of 2006, down € 0.6 million and € 1.0 million as compared to net interest expenses in the fourth quarter of 2005 and the first quarter of 2005 respectively. The decrease is mainly the result of the repayment of US$ 94.3 million in convertible subordinated notes which were due in November 2005. Net interest expense in the first quarter of 2005 also included a € 0.3 million loss related to the early extinguishment of US$ 4.6 million of convertible subordinated notes.

Bookings and backlog

New orders received increased 5% from € 232.3 million in the fourth quarter of 2005 to € 243.1 million in the first quarter of 2006, extending the quarter over quarter improvement in order intake experienced since the first quarter of 2005. New orders received in the first quarter of 2006 include € 11.7 million of orders scheduled for delivery in the second quarter of 2007 and beyond. For the first quarter of 2006, the level of new orders divided by the net sales for the quarter (book-to-bill ratio) was 1.18, compared to a book-to-bill ratio of 0.99 in the fourth quarter of 2005. Both Front-end and Back-end segments reported book-to-bill ratios higher than 1.

The backlog at March 31, 2006 amounted to € 258.5 million, an increase of 16% compared to the backlog of € 221.9 million at December 31, 2005. The backlog increased in both the Company’s Front-end and Back-end segments.

Liquidity and capital resources

Net cash provided by operations in the first quarter of 2006 was € 19.3 million as compared to € 22.5 million in the first quarter of 2005. The decrease was primarily caused by increased balances of accounts receivables and inventories in the first quarter of 2006.

Net cash provided by financing activities in the first quarter of 2006 was € 7.3 million as compared to net cash used in financing activities of € 3.6 million in the first quarter of 2005. Proceeds from the issuance of shares increased as a result of increased exercises of employee stock options. The first quarter of 2005 also included an early extinguishment of US$ 4.6 million of convertible subordinated notes.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from € 234.6 million at December 31, 2005 to € 240.3 million at March 31, 2006. The increase is primarily the result of increased inventory levels. The number of outstanding days of working capital, measured based on annual sales, decreased from 118 days at December 31, 2005 to 110 days at March 31, 2006.

At March 31, 2006, the Company’s principal sources of liquidity consisted of € 149.1 million in cash and cash equivalents, of which € 44.0 million was available for Front-end operations and € 105.1 million was restricted for use in Back-end operations. In addition, the Company also had € 113.6 million in undrawn bank facilities, of which € 36.2 million was available for its Back-end operations and € 27.1 million was available for its Front-end operations in Japan.

Outlook

Both our Front-end and Back-end segments experienced increases in their order books in the first quarter of 2006, following strong bookings in the fourth quarter of 2005. Based on that, we expect again solid sales in the second quarter.

For Front-end, we expect the operating result for the second quarter to improve compared to the first quarter (net of restructuring charges). Expected positive influences include a higher level of sales than in the first quarter of 2006, based on a strong order backlog at the beginning of the second quarter; a reduction in operational expenses resulting from the restructuring of ASM NuTool; and, solid progress in the cost-effective manufacturing of selected Front-end parts and subassemblies in Singapore. Based on a continuing positive climate in the assembly and packaging equipment markets, Back-end operations should continue at strong sales and profitability levels. Exchange rates are expected to have a negative effect. Overall, we expect a consolidated operational performance in line with the first quarter of 2006 (net of the restructuring).

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

THURSDAY, APRIL 27, 2006 at

 9:00 a.m. US Eastern time

15:00 p.m Continental European time.

The teleconference dial-in numbers are as follows:

United States:                +1 800.299.6183

International:                +1 617.801.9713

Participation pass code is 126 83 320

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through May 11, 2006. The replay dial-in numbers are:

United States:                +1 888.286.8010

International                 +1 617.801.6888

Participation pass code is 360 33 183

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

	in Euro
	Three months ended March 31,
(thousands except per share data)	2005	2006
	(unaudited)	(unaudited)
Net sales	134,727	206,488
Cost of sales	(88,803)	(127,901)

Gross profit	45,924	78,587

Operating expenses:
Selling, general and administrative	(23,772)	(35,771)
Research and development	(20,960)	(21,840)
Amortization of other intangible assets	(381)	(184)

Total operating expenses	(45,113)	(57,795)

Earnings from operations	811	20,792
Net interest expense	(2,783)	(1,813)
Foreign currency transaction gains (losses)	(176)	161

Earnings (loss) before income taxes and minority interest	(2,148)	19,140
Income tax expense	(565)	(2,434)

Earnings (loss) before minority interest	(2,713)	16,706
Minority interest	(4,535)	(14,137)

Net earnings (loss)	(7,248)	2,569

Net earnings (loss) per share:
Basic	(0.14)	0.05
Diluted (1)	(0.14)	0.05

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	52,622	53,073
Diluted (1)	52,622	53,197

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. Due to the loss reported in the three months ended March 31, 2005, the effect of securities and other contracts to issue common stock was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net loss per share for that period. For the three months ended March 31, 2006, the effect of a potential conversion of convertible debt into 11,886,738 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

	In Euro
(thousands except share data)	December 31, 2005	March 31, 2006
Assets

Cash and cash equivalents	135,000	149,127
Accounts receivable, net	209,314	212,678
Inventories, net	189,404	199,255
Income taxes receivable	22	1,585
Deferred tax assets	2,841	2,688
Other current assets	24,232	25,908

Total current assets	560,813	591,241

Debt issuance costs	5,430	5,039
Deferred tax assets	536	530
Other intangible assets	9,177	10,471
Goodwill, net	73,009	71,593
Property, plant and equipment, net	163,343	157,715

Total Assets	812,308	836,589

Liabilities and Shareholders’ Equity

Notes payable to banks	21,061	22,075
Accounts payable	93,669	100,895
Accrued expenses	76,899	73,587
Advance payments from customers	7,943	11,105
Deferred revenue	9,862	12,001
Income taxes payable	7,965	8,202
Current portion of long-term debt	7,150	7,132

Total current liabilities	224,549	234,997

Deferred tax liabilities	311	296
Long-term debt	25,741	24,187
Convertible subordinated debt	203,448	198,288

Total Liabilities	454,049	457,768

Minority interest in subsidiary	119,665	131,157

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 52,678,952 and 53,432,267 shares	2,107	2,137
Financing preferred shares, issued none	—	—
Preferred shares, issued none	—	—
Capital in excess of par value	300,479	310,094
Accumulated deficit	(15,586)	(13,017)
Accumulated other comprehensive loss	(48,406)	(51,550)

Total Shareholders’ Equity	238,594	247,664

Total Liabilities and Shareholders’ Equity	812,308	836,589

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	in Euro
	Three months ended March 31,
(thousands)	2005	2006
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings (loss)	(7,248)	2,569
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation property, plant and equipment	8,108	9,432
Amortization of other intangible assets	381	184
Impairment of property, plant and equipment	—	285
Amortization of debt issuance costs	474	256
Deferred income taxes	110	96
Compensation expense employee stock option plan	—	312
Compensation expense employee share incentive scheme ASMPT	—	1,025
Non cash settlement charges	—	3,048
Minority interest	4,535	14,137
Changes in other assets and liabilities:
Accounts receivable	24,176	(7,716)
Inventories	(12,879)	(13,946)
Other current assets	2,648	(2,059)
Accounts payable and accrued expenses	2,795	7,202
Advance payments from customers	3,842	3,421
Deferred revenue	(400)	2,245
Income taxes	(4,023)	(1,184)

Net cash provided by operating activities	22,519	19,307

Cash flows from investing activities:
Capital expenditures	(11,923)	(7,207)
Purchase of other intangible assets	—	(1,627)
Proceeds from sale of property, plant and equipment	10	137

Net cash used in investing activities	(11,913)	(8,697)

Cash flows from financing activities:
Notes payable to banks, net	(220)	1,620
Proceeds from long-term debt and subordinated debt	589	—
Repayments of long-term debt and subordinated debt	(4,126)	(958)
Proceeds from issuance of common shares	110	6,597

Net cash provided by (used in) financing activities	(3,647)	7,259
Exchange rate effects	7,291	(3,742)

Net increase in cash and cash equivalents	14,250	14,127
Cash and cash equivalents at beginning of period	218,614	135,000

Cash and cash equivalents at end of period	232,864	149,127

Supplemental disclosures of cash flow information
Cash paid (received) during the period for:
Interest, net	(632)	(395)
Income taxes, net	4,478	3,522

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles in the United States of America (“US GAAP”). Accounting principles applied are unchanged compared to the year 2005.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest in subsidiaries is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation. Intercompany profits included in inventory are recognized in the Consolidated Statements of Operations upon the sale of the respective inventory to a third party.

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”).

The first consolidated financial statements prepared by ASMI in accordance with IFRS will be included in its Dutch Statutory Annual Report for 2005, including the consolidated financial statements of 2004 for comparison purposes. These consolidated financial statements replace the consolidated financial statements ASMI prepared through 2004 in accordance with accounting principles generally accepted in the Netherlands (“Dutch GAAP”), included in its Dutch Statutory Annual Reports through 2004. As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differs from those reported in accordance with US GAAP. The major differences relate to accounting for goodwill, accounting for minority interest, accounting for convertible subordinated notes, accounting for development expenses and accounting for option plans.

ASMI’s consolidated financial statements in accordance with IFRS report net earnings (loss) per share for the three months ended March 31, 2005 and March 31, 2006 of € (0.12) and € 0.05, respectively. The diluted net earnings (loss) per share for the three months ended March 31, 2005 and March 31, 2006 are € (0.12) and € 0.05, respectively.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings (loss)		Equity March 31, 2006
	Three months ended March 31,
(thousands)	2005	2006
US GAAP	(7,248)	2,569	247,664
Adjustments for IFRS:
Goodwill	—	—	(11,416)
Classification of minority interest	4,535	14,137	131,157
Convertible subordinated notes	(1,113)	(2,524)	35,705
Development expenses	2,184	2,730	11,805
Option plans	(254)	34	—

Total adjustments	5,352	14,377	167,251

IFRS	(1,896)	16,946	414,915

IFRS allocation of net earnings:
Shareholders	(6,431)	2,809
Minority interest	4,535	14,137